

Mail Stop 3561

May 20, 2010

J. Joel Quadracci
Chairman, President and Chief Executive Officer
Quad/Graphics, Inc.
N63 W23075 Highway 74
Sussex, Wisconsin 53089-2827

> **Re: Quad/Graphics, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed May 5, 2010**
> **File No. 333-165259**

Dear Mr. Quadracci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please provide the trading price of the World Color Press common shares as of the most recent practical date and where the shares are listed.

2.   Please disclose on the cover page that World Color Press common shareholders will not know at the time of the vote the number of shares or cash consideration (if any) that they will receive.

What World Color Press Shareholders Will Receive in the Arrangement, page 4

3.   Please also provide an illustrative example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

4.   Disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual consideration and number of shares will not be determined until after the vote and before closing.

5.   Please disclose here the time period anticipated between the vote and closing.

6.   Please consider including a 1-800 number or website where shareholders can find out the example consideration as of the latest practicable date.

7.   We note your disclosure that there could be a scenario where there will be no Common Cash Consideration for World Press common shares. Please provide an illustrative example of this scenario to the extent practicable.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198
Note 6: Estimate of Assets to be Acquired and Liabilities to be Assumed, page 211

8.   We note your response to prior comment 9 and note the increase to identifiable intangible assets of $15 million for renewed contracts and new customer contracts. As your largest customers represent 26% of total sales, or $800 million, and these renewals or new contracts have been referred to as "significant customers," please supplementally provide us your analysis which supports the preliminary amount allocated to these identifiable intangible assets.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Russell E. Ryba
        Fax: (414) 297-4900